SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING
BRUSSELS
CHICAGO
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GENEVA
HONG KONG
LONDON

CHINA WORLD TOWER
SUITE 3527
1 JIAN GUO MEN WAI AVENUE
BEIJING, 100004, P.R.C.
TELEPHONE (86) (10) 6505-5359
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www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C.

WRITER'S E-MAIL ADDRESS
ychen@sidley.com

[redacted]

03037834

Our ref: 22277-00002

November 19, 2003

SUPPL

03 DEC -2 AM 7:21

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement made by COSL. Should you have any questions about this matter, please do not hesitate to contact us.

PROCESSED
DEC 15 2003
THOMSON FINANCIAL

Yours sincerely,

Yu Chen

Yu Chen

dlw 12/3

The following announcement was published in the Hong Kong press as well as carried on the website of the Stock Exchange of Hong Kong Limited (SEHK) in accordance with the Listing Rules of the SEHK and the Listing Agreement between the SEHK and China Oilfield Services Limited.

[For Immediate Release]

COSL
CHINA OILFIELD SERVICES LIMITED
中海油田服務股份有限公司

COSL Enters into Charter Contract With KS Tech in Singapore To Dry-lease a Jackup Rig

(November 18, 2003 - Beijing) China Oilfield Services Limited ("COSL" or the "Company"; SEHK:2883) announced that the Company has entered into a charter contract to dry-lease a jackup drilling rig "Yu Song" ("Yu Song" or the "Rig") with KS Tech Ltd of Singapore ("KS Tech").

Built in 1976, the Rig is equipped with legs of 127.20 meters long with a maximum drilling depth of 6,000 meters. According to the agreement, Yu Song will be transported to Dalian City in China at the end of November 2003. Upon completion of the preliminary renovation at the Dalian shipyard, the Rig will be engaged in certain exploratory drilling activities in the Bohai Bay area. Subsequent to these exploratory drilling activities, the Rig will be sent to the shipyard again for upgrading. In order to support drilling activities offshore China, KS Tech has agreed to renovate and upgrade the Rig with a cantilever unit before and during the charter. The upgraded Rig will continue its service to COSL for the remainder of the contract term. The term of the charter contract is eight years, including the time spent on renovation and upgrading of the Rig. The renovation and upgrading will be financed by KS Tech, and the Company will not pay any rent when the Rig is subject to such renovation and

upgrading.

Mr. Jin Xiaojian, Executive Vice President of COSL, and Mr. Tan Kim Sang, Chairman of KS Tech, signed the charter contract on behalf of the contracting parties. Mr. Li Wen-xian, Executive Director and Executive Vice President, commented, "The dry-lease of Yu Song will enhance the capabilities of our drilling rigs in our Bohai Bay E&P activities. COSL also welcomes this additional opportunity for overseas cooperation."

Listed on the Singapore Stock Exchange, KS Tech is engaged in oilfield services related businesses.

- end -

Background Information about the Company

China Oilfield Services Limited ("COSL") is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production, including drilling, well services, marine support and transportation and geophysical services. COSL has been listed on the Main Board of the Hong Kong Stock Exchange since November 20, 2002.

COSL owns and operates a fleet of 12 drilling rigs, including 9 jack-ups and 3 semi-submersibles. It offers well services that include logging, drilling fluids, cementing, directional drilling and well completion.

In addition, COSL owns and operates the largest and most diverse fleet of marine support vessels offshore China with over 54 offshore support vessels, and also owns and operates six oil tankers. Complementing its other oilfield services, COSL offers geophysical services for offshore oil and natural gas exploration projects, including offshore seismic data collection, marine surveying and data processing. These services are also offered in other regions, including parts of North and South America, the Middle East, offshore Africa and offshore Europe.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

iPR ASIA LTD
Natalie Tam/Antonia Au/ Katie Tsui
Tel: 2136 6182/ 2136 6176/ 2136 6955
Fax: 2136 6068
Email: info@iprasia.com.hk